

12063165

DD 6/28/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington DC 123

SEC FILE NUMBER
~~8-68543~~

8-68307

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2011** (MM/DD/YY) AND ENDING **12/31/2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Occom Capital Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Pearl Street
(No. and Street)

Portland	**ME**	**04101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Coster, President of Ranieri Real Estate Advisors LLC, the Company's Member **(212) 558-2049**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Newman & Noyes, LLC
(Name – *if individual, state last, first, middle name*)

280 Fore Street	**Portland**	**ME**	**04101**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 7/2/13

OATH OR AFFIRMATION

I, Michael Coster, President of Ranieri Real Estate Advisors LLC, the Company's Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Occom Capital Partners, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President of its Member

Title

KRISTINE HEDTLER
A Notary Public of MAINE
My Commission Expires DECEMBER 10, 2018

Kristine Hedtler

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Occom Capital Partners, LLC

Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Audited Financial Statements and Additional Information

Years Ended December 31, 2011 and 2010
With Independent Auditors' Report

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the *Securities Exchange Act of 1934.*

INDEPENDENT AUDITORS' REPORT

The Member
Occom Capital Partners, LLC

We have audited the accompanying statements of financial condition of Occom Capital Partners, LLC (the Company) as of December 31, 2011 and 2010 and the related statements of operations, changes in member equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Occom Capital Partners, LLC as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the *Securities Exchange Act of 1934* is presented for the purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of the Company's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
February 27, 2012

OCCOM CAPITAL PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2011 and 2010

	2011	2010
ASSETS		
Current assets:		
Cash	$ 10,000	$ 79,519
Accounts receivable (notes 2 and 3)	–	159,972
Prepaid expenses	31,162	13,147
Total current assets	41,162	252,638
Security deposits	–	5,090
Broker-dealer license (note 1)	75,000	–
Equipment	–	15,864
Less accumulated depreciation	–	(4,707)
Net equipment	–	11,157
Total assets	$116,162	$268,885
LIABILITIES AND MEMBER EQUITY		
Liabilities:		
Current liabilities:		
Accounts payable	$ –	$ 806
Other payables	–	16,825
Due to members	–	7,845
Total current liabilities	–	25,476
Member equity (note 4):		
Member contributed capital; authorized 1,000,000 units; issued and outstanding 100 units	116,162	250,000
Accumulated deficit	–	(6,591)
Total member equity	116,162	243,409
Total liabilities and member equity	$116,162	$268,885

See accompanying notes.

OCCOM CAPITAL PARTNERS, LLC

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Advisory revenue (note 2)	$ 855,000	$374,000
Success fee	250,000	–
Reimbursed expenses	22,547	42,149
Total revenues	1,127,547	416,149
Expenses:		
Reimbursable expenses	22,547	42,149
Dues and subscriptions	34,564	21,643
Rent expense	117,556	90,352
Regulatory expenses	11,192	5,933
Office expenses	136,695	78,582
Travel expenses	97,921	43,641
Depreciation	3,788	3,172
Professional fees	63,635	28,348
Legal and accounting expenses	87,326	35,131
Consulting fees	–	35,000
Total expenses	575,224	383,951
Net income	$ 552,323	$ 32,198

See accompanying notes.

OCCOM CAPITAL PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBER EQUITY

For the Years Ended December 31, 2011 and 2010

	Members Contributed Capital	Accumulated Deficit	Total
Balances at December 31, 2009	$ 200,000	$ (38,789)	$ 161,211
Capital contributions	50,000	–	50,000
Net income	–	32,198	32,198
Balances at December 31, 2010	250,000	(6,591)	243,409
Net income	–	552,323	552,323
Cash distributions	–	(400,000)	(400,000)
Distribution of net assets	–	(354,570)	(354,570)
Application of push down accounting	(133,838)	208,838	75,000
Balances at December 31, 2011	$ 116,162	$ –	$ 116,162

See accompanying notes.

OCCOM CAPITAL PARTNERS, LLC

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 552,323	$ 32,198
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation expense	3,788	3,172
Decrease (increase) in accounts receivable	12,564	(66,092)
Increase in prepaid expenses	(24,305)	(1,407)
Increase (decrease) in accounts payable	27,960	(8,921)
(Decrease) increase in other payables	(2,918)	5,204
(Decrease) increase in due to members	(10,771)	3,120
Net cash provided (used) by operating activities	558,641	(32,726)
Cash flows from investing activities:		
Fixed assets additions	(7,173)	–
Net cash used by investing activities	(7,173)	–
Cash flows from financing activities:		
Cash transferred prior to the sale of membership interests (note 5)	(220,987)	–
Distributions to members	(400,000)	–
Capital contributions	–	50,000
Net cash (used) provided by financing activities	(620,987)	50,000
Net (decrease) increase in cash	(69,519)	17,274
Cash at beginning of year	79,519	62,245
Cash at end of year	$ 10,000	$ 79,519

See footnote 5 for noncash distributions.

See accompanying notes.

1. Summary of Significant Accounting Policies

Nature of Business

Occom Capital Partners, LLC (the Company) was incorporated on March 5, 2009 as a Delaware limited liability company by the filing of a certificate of formation with the Secretary of the State of Delaware pursuant to the *Delaware Limited Liability Company Act* (the Act) to engage in any activities allowed by the Act. The Company's offices are located in Portland, Maine and New York, New York.

The Company has registered as a broker/dealer under the *Securities Exchange Act of 1934* with the National Association of Securities Dealers, Inc. (NASD). The Company holds no customer funds.

Sale of the Company's Ownership Interests

On December 31, 2011 the membership interest of the company was sold in its entirety to Ranieri Real Estate Advisors, LLC (Ranieri) a wholly-owned subsidiary of Ranieri Real Estate Partners, LP. Subsequent to closing Ranieri will change its name to Ranieri Real Estate Advisors Holding, LLC and Occom Capital Partners, LLC will become Ranieri Real Estate Advisors, LLC.

Prior to the sale, a majority of the Company's assets and all of the Company's liabilities were distributed to the previous members. The purchase price was allocated to the remaining assets which included cash, prepaid expenses, and the broker-dealer license. The purchase price allocation is preliminary and subject to adjustment based on a final determination of the fair values of acquired assets.

The Company has applied "push-down accounting" as is required by Securities and Exchange Commission (SEC) rules. Consequently the December 31, 2011 statement of financial condition reflects the allocation of the purchase price to the assets acquired and measured at fair value. An intangible asset related to the broker-dealer license of $75,000 has been recorded as of December 31, 2011. Additionally the retained earnings have been adjusted to $0 as of December 31, 2011.

Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from such estimates.

Income Taxes

Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of income tax expense.

The Company's taxable income or losses flow through to the members to be reported in their individual income tax returns; accordingly, no provision has been made for income taxes in the accompanying financial statements. Management has determined that the Company has not taken, nor does it expect to take any uncertain tax positions in any income tax return. Tax years from 2009 through 2011 are open for Internal Revenue Service or State examination.

1. Summary of Significant Accounting Policies (Continued)

Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives of assets.

Revenue Recognition

The Company recognizes revenue as advisory services are performed in accordance with the underlying advisory contracts. Success fees are recognized when the related transaction occurs.

Accounts Receivable

Accounts receivable are carried at amounts deemed collectable, as determined by management after considering the nature and circumstances of past due accounts. No allowance for bad debts was considered necessary at December 31, 2011 or 2010. Accounts are charged-off when deemed uncollectable.

Intangible Assets

The broker-dealer license was recorded as a result of push-down accounting relating to the sale of the Company's ownership interests on December 31, 2011. Due to the timing of the transaction, the final allocation of the purchase price and determination of the useful lives of intangible assets has not been finalized. The preliminary determination is that the broker-dealer license has an indefinite life.

2. Concentrations of Credit

For the year ended December 31, 2011, revenue from three customers exceeded 10% of revenues, and totaled approximately $898,000 for 2011. As of December 31, 2011, there were no accounts receivable related to these customers.

For the year ended December 31, 2010, revenue from four customers exceeded 10% of revenues, and totaled approximately $354,000 for 2010. As of December 31, 2010, substantially all accounts receivable was related to these four customers.

3. Accounts Receivable

Accounts receivable consisted of the following at December 31, 2010:

Advisory revenue	$134,000
Reimbursable expenses	25,972
	$159,972

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule which requires that the Company maintain minimum Net Capital of $5,000 and a ratio of Aggregate Indebtedness to Net Capital (both as defined by the SEC) of no more than 15 to 1. At December 31, 2011, the Company's Net Capital and Aggregate Indebtedness to Net Capital complied with the regulatory requirements.

5. Sale of Ownership Interests

On December 31, 2011, the Company's members sold 100% of their ownership interests to Ranieri Real Estate Advisors LLC, an unrelated company, in exchange for $75,000 plus the value of certain prepaid expenses and $10,000 for cash retained in the Company. Immediately prior to selling their membership interests, the owners acquired most of the Company's net assets through a distribution.

The book value of net assets distributed (which approximated their fair value) at that time consisted of the following:

Cash	$220,987
Accounts receivable	147,408
Equipment	14,542
Prepaid expenses	6,290
Security deposits	5,090
Due to members forgiven	2,926
Accounts payable	(28,766)
Other payables	(13,907)
	$354,570

ADDITIONAL INFORMATION

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Member
Occom Capital Partners, LLC

In planning and performing our audit of the financial statements of Occom Capital Partners, LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Member
Occom Capital Partners, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
February 27, 2012

OCCOM CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

Net Capital:	
Total member equity:	
Member contributed capital	$116,162
Total members' equity qualified for net capital	116,162
Deductions:	
Nonallowable assets:	
Prepaid expenses	31,162
Broker-dealer license	75,000
Total deductions	106,162
Net capital	10,000
Minimum net capital	5,000
Excess net capital	$ 5,000

Net Capital, as reported in Company's Part IIA (Unaudited) Focus Report agrees with the financial statements.

The ratio of aggregate indebtedness is not presented as the Company does not have any liabilities as of December 31, 2011.

OCCOM CAPITAL PARTNERS, LLC

COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15c3-3

December 31, 2011

The provisions of this rule are not applicable to Occom Capital Partners, LLC pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Occom Capital Partners, LLC is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

OCCOM CAPITAL PARTNERS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2011

The provisions of this rule are not applicable to Occom Capital Partners, LLC pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Occom Capital Partners, LLC is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.